UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               March 27, 2020



  Via Email

  Tara M. Fisher
  Ropes & Gray LLP
  800 Boylston Street
  Boston, MA 02199

          Re:     CIRCOR International, Inc.
                  PREC14A filed March 18, 2020
                  SEC File No. 1-14962

  Dear Ms. Fisher:

          The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above. Our comments follow.
  All defined terms have the same meaning as in your filing, unless otherwise noted.

          Please respond to this letter promptly by revising your proxy statement. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

         After reviewing your revised preliminary proxy statement and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised materials and your response letter.

  Preliminary Proxy Statement filed March 18, 2020

      1. On the first page of the proxy statement, please include the disclosure required by
         Item 1(b) of Schedule 14A concerning the date the proxy statement and form of proxy are first being sent or given to shareholders.

      2. Mark the revised proxy statement as "preliminary" in the same manner as the form of proxy. See Rule 14a-6(e)(1).
 Tara M. Fisher, Esq.
Ropes & Gray LLP
March 27, 2020
Page 2


   3. Consider providing the disclosure about the effect of abstentions and broker non-
      votes in the section of the proxy statement discussing each proposal to be voted upon at the Annual Meeting.

Proposal 4. Advisory Vote on Executive Compensation, page 65

   4. State what action Circor intends to take if the advisory vote on executive compensation is not approved by the required majority of the votes cast at the
      Annual Meeting. See Item 18 of Schedule 14A.

         Please be aware the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. I further understand from our telephone conversation today that Circor intends to file its Form 10-K for 2019 before mailing its definitive proxy statement for the 2020
Annual Meeting. Please contact me at (202) 551-3263 with any questions about these comments.



                                                             Sincerely,

                                                             /s/ Christina
Chalk

                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
and
                                                             Acquisitions